Exhibit 99.1

GRINDROD SHIPPING HOLDINGS LTD.

ANNOUNCES SHIP Sales and Related Debt Repayments totaling approximately $26.6 million.

Singapore, April 25, 2023: — Grindrod Shipping Holdings Ltd. (NASDAQ: GRIN) (JSE: GSH) (“Grindrod Shipping” or "Company"), a global provider of maritime transportation services predominantly in the drybulk sector, announced the completion of the following transactions and related debt repayments.

On March 16, 2023, the Company completed the previously disclosed sale of the 2015-built ultramax bulk carrier, IVS Hirono for a price of $23.8 million (before costs). Approximately $10.5 million debt was repaid on the Company’s $114.1 million senior secured credit facility, and the sale generated net proceeds to the Company of $13.3 million after the debt repayment.

On April 6, 2023, the Company completed the previously disclosed sale of the 2010-built handysize bulk carrier, IVS Sentosa for a price of $10.9 million (before costs). Approximately $1.6 million debt was repaid on the Company’s $100.0 million senior secured credit facility, and the sale generated net proceeds to the Company of $8.9 million after the debt repayment.

On March 22, 2023, as previously disclosed, we entered a contract to sell the 2015-built supramax bulk carrier, IVS Pinehurst for $23.3 million (before costs) with delivery to her new owners planned on or about May 31, 2023. The vessel is unencumbered.

On March 23, 2023, as previously disclosed, we entered a contract to sell the 2014-built handysize bulk carrier, IVS Kestrel for $17.3 million (before costs) with delivery to her new owners planned on or about April 30, 2023. Approximately $7.0 million debt is expected to be repaid on the Company’s $114.1 million senior secured credit facility.

The Company expects to utilize a portion of the net proceeds of the aforementioned sales, to repay the $7.5 million remaining outstanding amount on the Company’s $100.0 million senior secured credit facility, which is scheduled to mature in May 2023.

About Grindrod Shipping

Grindrod Shipping predominantly owns and operates a diversified fleet of owned and long-term and short-term chartered-in drybulk vessels. The drybulk business, which operates under the brand “Island View Shipping” (“IVS”) includes a core fleet of handysize and supramax/ultramax drybulk carriers. The Company is based in Singapore, with offices in London, Durban, Tokyo and Rotterdam. Grindrod Shipping is listed on NASDAQ under the ticker “GRIN” and on the JSE under the ticker “GSH”.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The forward-looking statements in this press release are based upon various assumptions, including, without limitation, Grindrod Shipping management's examination of historical trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those discussed in the forward-looking statements. These risks and uncertainties include, among others, those discussed in Grindrod Shipping's public filings with the SEC. Except as required by law, Grindrod Shipping undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events.

Company Contact:	Investor Relations / Media Contact:
Edward Buttery
CEO
Grindrod Shipping Holdings Ltd.	Grindrod Shipping Holdings Ltd.
200 Cantonment Road, #03-01 Southpoint	200 Cantonment Road, #03-01 Southpoint
Singapore, 089763	Singapore, 089763
Email: ir@grindrodshipping.com	Email: ir@grindrodshipping.com
Website: www.grinshipping.com	Website: www.grinshipping.com